Principal Solar, Inc.

100 Crescent Court, Suite 700

Dallas, TX 75201

November 24, 2020

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Principal Solar, Inc. Offering Statement on Form 1-A Filed June 29, 2020 File No. 024-11253

Dear Ms. Barberena-Meissner,

On behalf of Principal Solar, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Wednesday, November 25, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ K. Bryce Toussaint

K. Bryce Toussaint

Chief Executive Officer

Principal Solar, Inc.

COLORADO
Department of Regulatory Agencies
Division of Securities

1560 Broadway, Suite 900, Denver, CO 80202-5150
Tung Chan, Securities Commissioner

November 19, 2020

Sent Via Electronic Mail: dsuares@suaresassociates.com

Donnell Suares, Esq.
Suares & Associates
833 Flatbush Avenue
Suite 100
Brooklyn, NY 11226

Re: Principal Solar, Inc., Reg A Tier 1 Offering, Cleared for Sale in State of Colorado

Dear Mr. Suares:

The Offering, "Principal Solar, Inc.," Regulation A Tier 1, is "Effective or Cleared for Sale" in the State of Colorado. The effective date is the date of SEC "Notice of Qualification," and the Colorado File Number for this Offering is 2021-83-261.

The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make, or cause to be made, to any prospective purchaser any representation inconsistent with the foregoing.

If you have any questions or concerns, please do not hesitate to contact me at the undersigned.

Derrick O'Neal
Derrick O'Neal 11/19/2020

Securities Examiner

560 Broadway, Suite 900, Denver, CO 80202-5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880
Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos

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